CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 134 to Registration Statement No. 33-20827 on Form N-1A of our reports dated October 26, 2009, relating to the financial statements and financial highlights of Money Market Portfolio and Senbanc Fund, two portfolios included in The RBB Fund, Inc. (the “Fund”), appearing in the Annual Report on Form N-CSR of the Fund for the year ended August 31, 2009, and to the references of us under the headings “Financial Highlights” in each of the Prospectuses and “Disclosure of Portfolio Holdings”, “Independent Registered Public Accounting Firm” and “Financial Statements” in each of the Statements of Additional Information, which are part of such Registration Statement.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

December 29, 2009